EXHIBIT 2.2




         SUPPLEMENT TO AGREEMENT FOR PURCHASE AND SALE OF BRANCHES

     This Supplement (the "Supplement") to the Agreement for Purchase and Sale of Branches (the "Agreement") dated June 1, 1995 by and among Arrow Financial Corporation ("AFC"), a New York business corporation, Arrow Vermont Corporation ("AVC"), a Vermont business corporation, and Green Mountain Bank ("GMB"), a Vermont-chartered banking corporation, and Mascoma Mutual Holding Corporation, a federally-chartered mutual thrift holding company ("MMHC"), and Mascoma Savings Bank, a federally chartered savings bank ("MSB"), successors in interest to Mascoma Savings Bank, the former New Hampshire-chartered mutual savings bank is entered into by the parties on this 12th day of January, 1996.

     Capitalized terms defined in the Agreement, and not otherwise defined herein, shall have the same meanings as set forth in the Agreement when used herein.

     In addition to the provisions of the Agreement describing actions to be completed in connection with the closing of the sale of eight branches of GMB to MSB, this Supplement is intended to set forth understandings of the parties as to matters not specifically addressed therein. This Supplement shall be deemed to be incorporated into and a part of the Agreement and any reference to the Agreement in any of the documents relating to the branch acquisition transaction shall be construed to include this Supplement.

     1. Effective Time. Each of the parties acknowledges that all regulatory and corporate approvals required to be obtained by it have been received and that all applicable waiting periods relating thereto will expire on or before January 14, 1996. Accordingly, the parties intend to consummate the branch acquisition transaction over the long weekend commencing January 12, 1996 and to open the acquired branches for business as part of MSB on January 16, 1996. The closing process will begin at 2:01 P.M on January 12, 1996 and all actions contemplated under the Agreement and this letter shall be commenced at that time and completed unless otherwise specified herein by 11:59 P.M. on January 15, 1996 (the "Closing Period"). The effective time of the closing shall be deemed to be 11:59 P.M. on January 15, 1996. For purposes hereof, said effective time shall be the Effective Date as such term is used in the Agreement. The term "Effective Date" is used in this Supplement to mean said effective time. All deposits, loan balances, prorations and any other financial calculations will be determined as of the Effective Date.

     2.   Deposits.

     a. Notices. GMB has sent notices to all account holders of the transfer of their accounts to MSB. The parties understand and agree that said notices allow any account holder to withdraw his or her funds within 60 days from the date of notice without penalty under Vermont law.
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     b.   Withdrawals.  In light of the foregoing, GMB agrees to promptly honor any request by a depositor pursuant to Vermont law to withdraw all of the funds from an account if such request is received prior to the Effective Date. If any such request is received by GMB on January 12, 1996 or sent by mail postmarked no later than January 13, 1996, the deposit liabilities associated with the affected account shall be deemed to have been withdrawn on January 12, 1996 for the purpose of calculating the deposit premium pursuant to Section 1.03(b) of the Agreement. Likewise, MSB agrees to promptly honor any request by a depositor pursuant to Vermont law to withdraw funds from an account if such request is received prior to the expiration of the 60 day period.

     c. Deposit Calculations. For each of the 10 business days preceding the Effective Date, GMB will furnish to MSB on a daily basis reasonably detailed information concerning deposit balances so that the calculations required under Section 1.03 of the Agreement may be made by both parties. For each of the 10 business days following the Effective Date, MSB will likewise furnish to GMB on a daily basis reasonably detailed information concerning deposit balances so that the calculations required under Section
1.03 of the Agreement may be made by both parties.

     d. Deposit Records. During the Closing Period GMB will transfer and deliver to MSB all records and documents relating to deposits as provided in Section 1.04(d) in the Agreement. In addition to the records and documents specified therein, GMB shall transfer and deliver IRA agreements, night drop agreements, stop payment orders, ACH debit authorizations, legal holds, IRS attachments and any other orders or agreements relating to the deposits.

     e. Sweep Accounts. GMB and MSB have offered or will offer the services of MSB to account holders of deposits subject to automatic sweep agreements (called by GMB "Custody Sweep Accounts" or "Mini-Custody Sweep Accounts") prior to the Effective Date. If the account holders accept MSB's services, MSB will enter into new sweep agreements with them. The $100,000,000 deposit limit in Section 1.03(a) of the Agreement shall not apply to such sweep account deposit balances. MSB shall pay to GMB a premium equal to 4.0% with respect to any sweep account balances in excess of the deposit target balances (minimum balances required to be maintained in the deposit accounts) calculated on the basis of the average daily amount of such balances for the period of time commencing on the first business day following the Effective Date and continuing through March 27,
1996.   If any sweep account is closed prior to March 27, 1996, the balances of any such sweep account shall not be included in the calculation of the 4.0% premium. In addition, MSB shall pay to GMB a premium equal to 8.0% with respect to all
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deposit balances less than or equal to the target
balance of deposit accounts subject to automatic sweep agreements pursuant to Section 1.03(b) of the Agreement. If certain account holders do not accept MSB's services, their deposits will be transferred to MSB, and such deposits will be subject to the standard 8.0% premium provided in Section 1.03(b) of the Agreement.

     f. Trust Department Certificates of Deposit. GMB shall identify by the Effective Date all certificates of deposit or other deposit liabilities that have been deposited by GMB's Trust Department in the branches being sold to MSB. Such deposits shall not be transferred to MSB and shall not be included in any deposit premium calculations.

     3.   Loans.

     a. Loan Documents. A final list of all loans (each a "Loan" and collectively the "Loans") to be transferred by GMB to MSB pursuant to
Section 1.02(b) of the Agreement shall be prepared by the parties no later than the Effective Date. During the Closing Period GMB shall transfer to MSB all original loan documents and collateral relating to each Loan and originals or copies of correspondence and other pertinent documentation, including without limitation disclosures required by federal or state laws and regulations, maintained in its files with respect to each Loan. Any material deficiencies in the loan files discovered either prior to or during the Closing Period will be listed by MSB and GMB. In addition, no later than February 16, 1996, MSB shall have right to inspect each loan file transferred to it and to give written notice of any other material deficiencies that it may discover to GMB. GMB shall use its good faith best efforts to cure all such deficiencies as soon as possible. If GMB is unable to resolve any such deficiency, if MSB suffers loss as a result of such deficiency at any time, each of AFC, AVC and GMB jointly and severally agrees to reimburse MSB for the full amount of any out-of-pocket loss resulting therefrom. The foregoing obligation of AFC, AVC and GMB shall not be subject to any time limitation relating to indemnification rights set forth in Sections 1.09 and 10.05 of the Agreement and shall survive for the current term of the applicable Loan. Notwithstanding the foregoing, if any Loan is found to have a deficiency that in the reasonable judgment of GMB and MSB is so materially adverse that it should or would have been classified if GMB had known of the deficiency, then GMB shall repurchase the Loan on demand of MSB on or before February 16, 1996 for the amount of the outstanding principal balance, accrued interest and late fees, if any.

     b. Loan Account Balances. All account balances, including principal, interest, late fees, origination fees and escrow
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 payments, for
the Loans shall be calculated as of the Effective Date. All payments received prior to the Effective Date shall be applied against obligations of the borrowers, and MSB shall be responsible for collecting any check returned for insufficient funds or otherwise that had been previously credited against an account balance. GMB shall furnish to MSB all information necessary to enable it to fulfill any tax reporting or other obligations with respect to the Loans. GMB shall also identify any Loans with respect to which it has knowledge that the payment of real estate taxes is overdue.

     c.   Documents of Transfer.

     (i) The promissory note for each Loan transferred to MSB as provided in Paragraph 3(a) above shall be endorsed and executed by an authorized officer of GMB by means of an ink stamp as follows:

     For value received, Green Mountain Bank hereby assigns, transfers and conveys to Mascoma Savings Bank, without recourse, all its right, title and interest in this Promissory Note and any written amendments and/or modifications thereof currently in effect.

     Dated as of January 15, 1996  /s/ John J. Murphy
                                   John J. Murphy
                                   Assistant Secretary
                                   Duly Authorized

     (ii) All other documents relating to each transferred Loan shall be assigned to MSB by GMB by a Blanket Assignment and Assumption Agreement in a mutually acceptable form executed by authorized officers of GMB and MSB. A separate assignment of such documents for each Loan shall be prepared for placement in each loan file, which assignment shall read as follows:

     For value received, Green Mountain Bank hereby assigns, transfers and conveys to Mascoma Savings Bank, without recourse, all its right, title and interest in any and all loan agreements, notes, mortgages, assignments of leases and rents, security agreements, guarantees and other documents of any kind or description relating to the indebtedness identified in the name of
     with respect to the loan identified as Loan Number              .

     Dated as of January 15, 1996  /s/ John J. Murphy
                                   John J. Murphy
                                   Assistant Secretary
                                   Duly Authorized
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     (iii)  A draft blanket assignment of mortgages relating to the Loans to be transferred to MSB by GMB for each applicable registry of deeds shall be prepared by GMB in a form acceptable to MSB for review by MSB no later than the commencement of the Closing Period. For each Loan, the blanket assignments shall list the names of the mortgagor(s), the original principal amount, the date of the mortgage and the book and page reference for the mortgage. The blanket assignments shall be prepared by GMB in final form during the Closing Period for Loans to be transferred to MSB on or before the Effective Date and shall be delivered to MSB on such date for recordation by MSB in each of the applicable registries.

     (iv) An appropriate Uniform Commercial Code form or certificate of title assignment, as applicable, shall be completed and endorsed by an authorized officer of GMB transferring to MSB any security interest held by GMB in property securing each accepted Loan and shall be recorded by MSB in all applicable recording offices.

     (v) GMB and MSB will execute and deliver in a timely manner any notices with respect to the Loans required to be given to third parties or public authorities not addressed in the preceding paragraphs to transfer GMB's interest in insurance, collateral and any other matter or thing related to the Loans to MSB.

     (vi) Any of the foregoing assignments, notices or documents of transfer may be executed by an authorized officer of any of the parties by means of a stamped or facsimile signature of such officer. The parties agree that any such stamped or facsimile signature shall be deemed to be an original signature for all purposes and shall be binding on the party on whose behalf the officer is acting.

     d. Notice to Customers. Following transfer of the Loans to MSB, MSB will send a notice to each customer advising the same of the transfer of his or her Loan and giving instructions as to future payment of obligations.

     e. Without Recourse. The transfer of the Loans shall be without recourse except under circumstances that would permit indemnification under the Agreement or in the event that GMB has engaged in fraudulent or deceptive conduct to withhold material information about the Loans from MSB or to mislead MSB about their nature and condition.

     f. Transfer of Small Business Administration ("SBA") Loans. In order to induce the SBA to approve the inter-bank transfer of SBA guaranteed loans, MSB must state in a letter to
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 the SBA that MSB agrees to
assume all obligation for any deficiencies which may have resulted from the closing or servicing of the transferred SBA loans. GMB hereby agrees that it will indemnify MSB for any claim by the SBA with respect to any deficiencies which may have resulted from the closing or servicing of the transferred SBA loans prior to the branch acquisition closing date.

     g. Industrial Revenue Bond ("IRB") Loans. The parties will determine no later than the Effective Date whether the IRB Loans may be transferred to MSB. If so, the parties will take such steps as may be reasonably required to arrange for the transfer by the Effective Date or as soon as is practicable thereafter; provided, however, that MSB shall be entitled to have GMB repurchase for an amount equal to the outstanding principal, accrued interest and late fees, if any: (A) MSB's interest in the $1,900,000 Vermont Industrial Development Authority Industrial Development Revenue Bond (Brookside Nursing Home Issue, Series A) issued to GMB's predecessor, First Twin-State Bank, on June 1, 1986 ("Bond"), and (B) that subsequent commercial loan to Brookside Nursing Home, Inc. which is identified by GMB as loan #16194305 and which had a balance of $164,952.62 on December 5, 1995, if on March 27, 1996 the parties have not negotiated and obtained delivery of an agreement by and among MSB, GMB, The Merchants Bank and Woodsville Guaranty Savings Bank which: (i) terminates and replaces that certain Loan Participation Agreement dated as of November 21, 1986 ("Participation Agreement"); (ii) contains releases by the parties to the Participation Agreement with regard to any claim against MSB as successor in interest to GMB as owner of the Bond and/or lead participant under the Participation Agreement or waivers of claims between the parties with regard to any claims that may have arisen under the Participation Agreement, in either case prior to the execution of the new agreement;
(iii) names MSB "lead participant" with regard to the Bond, but makes clear that, due to the fact that MSB is not Trustee under the Mortgage and Trust Agreement pertaining to the Bond and merely a Bondowner, MSB's responsibilities as "lead participant" will be limited to monitoring the financial status of the borrower and exercising those powers granted to a Bondowner under the Mortgage and Trust Agreement pertaining to the Bond;
(iv) makes clear that MSB's obligation to make payment to the other participants is limited solely to paying the appropriate percentage of those payments actually remitted by the Trustee to MSB as Bondowner; and
(v) to the extent not inconsistent with the foregoing, grants MSB the same rights of control and powers as "lead participant" as would have been the case under the Participation Agreement. MSB and GMB agree that they shall cooperate in drafting a replacement agreement as contemplated above and will consult with
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 one another on any negotiations pertaining to its effort
to obtain the agreement contemplated above.

     4.   Real Estate.

     a. Transfer of Title. GMB shall transfer to MSB good and marketable title to the branch offices that it owns by a warranty deed in a form acceptable to MSB and to the branch offices that it leases by deeds of assignment in a form acceptable to MSB consented to by the lessor. GMB shall also transfer to MSB any options and other rights that it has to such branch offices or adjacent properties by assignment in a form acceptable to the parties consented to by the grantor.

     b. Leases. GMB shall transfer to MSB the original leases it holds as lessor of spaces in the branch offices.

     c.   Prorations.  Taxes (including Vermont Taxes as described in
Section 8 hereof), fuel, utility payments, rents and other applicable financial matters relating to the branch offices shall be prorated as of the Effective Date.

     d. Possession. MSB shall take possession of the branch offices at the Effective Date, but shall have unfettered access to such offices during the Closing Period. MSB may change the signage, including the erection of its own signs, and make other improvements or modifications to the branch offices as it deems necessary or advisable during the Closing Period. MSB may begin removing GMB's signage on January 12, 1996 prior to the commencement of the Closing Period, provided that it leaves a least one sign identifying a branch as belonging to GMB. At the request of GMB, MSB will cover newly erected signs prior to the Effective Date. If the closing does not occur, MSB will immediately remove its signs and replace GMB's signs and restore the premises to their former condition at its own expense.

     e. Book Value. GMB will furnish to MSB no later than the commencement of the Closing Period information relating to the book value of the real property as of the Effective Date in sufficient detail so that MSB may review the calculations to determine the purchase price pursuant to
Section 1.02 of the Agreement.

     5. Furniture, Fixtures, Equipment and other Personalty. GMB will transfer to MSB good and marketable title to the furniture, fixtures, equipment and other personalty located in the branch offices at the Effective Date by bill of sale in a form acceptable to the parties. A list of such furniture, fixtures, equipment and other personalty is attached to this Supplement and shall be substituted for Exhibit A(3) to the
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 Agreement.
The parties agree that the list reasonably describes the furniture, fixtures, equipment and other personalty to be transferred hereunder and that the book value of such furniture, fixtures, equipment and other personalty is $70,000. MSB may have use of such furniture, fixtures, equipment and other personalty at the commencement of the Closing Period.

     6. Safe Deposit Boxes. GMB shall by blanket assignment assign and transfer to MSB all of its right, title and interest in safe deposit boxes located at the branch offices, in addition to keys and records relating thereto.

     7. Contracts. The parties agree that MSB has determined that it will not assume any service or similar contracts from GMB relating to the branches. If, however, subsequent to the Effective Date, MSB determines that it wishes to assume any executory contract, GMB will assign any such contract to MSB on written request for no additional consideration, provided MSB indemnifies GMB for any loss caused by MSB's failure to perform the obligations of the contract.

     8. Vermont Taxes. GMB shall be responsible for paying Vermont bank and other taxes relating to the operation of the branch offices prior to the Effective Date. MSB shall be responsible for all such Vermont taxes thereafter.

     9. MSB's Access to Records. AFC, AVC and GMB will permit MSB's officers, employees, accountants, attorneys and agents to have access to its books and records and to discuss matters relating to the operation of GMB's branch offices during the Closing Period to facilitate the closing.

     10. Payments. The parties shall determine on or before the Effective Date the net amount of cash or its equivalent to be paid by GMB to MSB pursuant to Section 1.02(d) of the Agreement. Said net amount shall be paid at the opening of business on January 16, 1996 by wire transfer. Coin and currency (not including any foreign currency which shall be removed) at the branch offices at the commencement of the Closing Period shall be inventoried by representatives of GMB and MSB and shall be transferred to MSB at the Effective Date in partial payment thereof. Upon the expiration of the 10th business day following the Effective Date, the parties shall determine within the next 10 business days (i) whether any adjustment is required in the amount of the deposit premium calculated pursuant to
Section 1.03(b) of the Agreement or (ii) whether any other financial adjustments are required with respect to any assets or liabilities transferred from GMB to MSB or any other matter related to or arising in connection with the closing based on a post-closing review. If so, the parties shall cooperate with
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 each other in calculating what amount, if any,
is due one party or the other, and the amount shall be paid before the end of the next business day. Thereafter, the parties shall wait until March 27, 1996 and make a final determination as to whether any final adjustment in any payment needs to be made to reflect the terms and conditions of the Agreement. If so, any payment required to be made shall be completed prior to April 12, 1996.

     11. Disputes. If the parties disagree on any financial calculation or other matter set forth in the Agreement, they shall use their best efforts to resolve the disagreement as soon as is reasonably practicable, but if they fail to so resolve their disagreement within 30 days after any payment is due or action is required to be taken under the Agreement, the matter shall be submitted to binding arbitration before an arbitrator appointed by the American Arbitration Association, whose determination shall be final and nonappealable.

     12.  Indemnification.   The parties have made various representations
and warranties in the Agreement which are subject indemnification provisions set forth in Section 1.09 of the Agreement. In order to limit liability under such indemnification provisions and to try to resolve any claim, loss or liability prior to an action, suit or proceeding being filed in connection therewith, the parties agree that if a claim, loss or liability is asserted or if any party discovers circumstances that could lead to a claim, loss or liability being asserted, the claimant will give prompt written notice of the same to the indemnitor within 30 days of such assertion or discovery, and the parties will consult as to the most cost
effective manner in which to resolve the matter.   If the parties agree as
to the resolution, the indemnitor will reimburse the claimant for any out-of-pocket expenses it incurs in connection with the matter within 30 days of the presentation of the claimant's statement of expenses to the indemnitor. If the parties do not agree, the claimant may resolve the matter in any manner it believes is appropriate and present a statement of its out-of-pocket expenses incurred in connection with the matter to the
indemnitor.   If the indemnitor does not reimburse the claimant within 30 days of presentation of the statement, the dispute will be submitted to an arbitrator pursuant to Paragraph 11 above. If an action, suit or proceeding is filed with respect to any such claim, loss or liability, the parties will follow the same process set forth in this Paragraph 12.

     13. Post-Closing Matters. Following the closing the parties will continue to cooperate to facilitate the transfer of the assets and liabilities from GMB to MSB as contemplated by the Agreement.
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          a.   Trust Department.  As an accommodation to GMB, MSB will
allow its Trust Department to lease mutually agreeable space on the second floor of the Norwich branch office until June 30, 1996 at a rent of $330 per month (prorated for the first month) so long as the Trust Department continues to be operated by AFC as a direct or indirect subsidiary of AFC. GMB and MSB shall execute a lease in a mutually agreeable form. Upon expiration of the lease period, the Trust Department shall vacate the premises, leaving them in good repair and condition, reasonable wear and tear excepted.

          b. Further Assurances. (i) After the Effective Date GMB shall give such further assurances to MSB, and shall execute, acknowledge and deliver all such acknowledgements and other instruments and take such further action as may be necessary or appropriate effectively to vest in MSB full legal and equitable title, ownership and possession of the assets, clear of all liens and encumbrances and to effectuate a proper transfer of the liabilities to MSB. GMB will execute a limited power of attorney to facilitate such vesting.

               (ii) After the Effective Date MSB shall give such further assurances to GMB and shall execute, acknowledge and deliver all such acknowledgements and other instruments and take such further action as may be necessary and appropriate effectively to relieve and discharge GMB from any obligations remaining under the liabilities assumed by MSB.

               (iii) After the Effective Date, GMB shall give such further assurances to MSB, and shall deliver to MSB, at commercially reasonable times mutually agreed to by the parties, all such documents, instruments, or other items, including account history information, that MSB may reasonably request to further its effective management of the assets and liabilities.

          c. Processing of Items. In order to accomplish a smooth transition between GMB and MSB relative to the processing of debits and credits to the Deposit Accounts to be transferred to MSB under this Agreement (referred to for purposes of this Paragraph 13 as the "Transferred Accounts"), during the 90 day period (180 days for ACH electronic debits and credits) following the Effective Date (the "Post-Closing Processing Period"), GMB and MSB agree to cooperate in good faith in the post-closing processing of items and agree to the terms of this Paragraph 13. The parties intend that the Vermont Uniform Commercial Code, applicable federal regulations and usual banking practice shall govern the processing of such items during the Post-Closing Processing Period, except to the extent otherwise agreed to below. This Paragraph 13 and the other provisions of this Agreement constitute an agreement between GMB and MSB only, and
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 no third party shall be, or shall be deemed to be, entitled to rely on, or to receive any direct or indirect benefit from, any of the provisions hereof. In furtherance of the provisions of this Paragraph 13, MSB shall maintain a demand deposit account ("MSB"s DDA") at GMB during the Post-Closing Processing Period to be debited or credited as provided hereunder.

          d. Delivery of Items. Unless GMB provides MSB with prior notice of a delay, GMB shall by 3:00 p.m. on the business day following the banking day on which GMB receives any deposit ticket, item or information for deposit to or debit from any of the Transferred Accounts, deliver to MSB at its main office at 67 North Park Street, Lebanon, New Hampshire, such deposit tickets, items or information. If due to delay by GMB for which no notice is given as provided above, in delivering an item to MSB by the deadline specified in Paragraph 13(d) and (e) hereof, MSB or GMB fails to meet applicable deadlines for dishonoring such item, then upon MSB's request GMB shall promptly credit MSB's DDA for the amount of such item, subject to prompt reversal if MSB is able to return such item (without subsequent charge back) notwithstanding GMB's failure to meet such deadlines.

          e. Post-Closing Items Drawn on GMB. During the Post-Closing Processing Period, GMB shall: (i) process all items which are drawn on GMB with respect to the Transferred Accounts and are presented to GMB for payment in any manner including without limitation through GMB's Federal Reserve cash letters or correspondent bank cash letters or deposited by GMB's customers, correspondent banks or others; (ii) outsort such items and deliver them to MSB as provided in Paragraph 13(d); (iii) notify MSB by telephone by 4:00 p.m. of the banking day on which GMB has received any item equal to or in excess of $2,500 that GMB has received such item and deliver to MSB by such time on such day a copy of each such item by facsimile, whereupon MSB will direct GMB to either return or pay such items and GMB shall promptly comply with such direction; and (iv) debit MSB's DDA for the amount of such items that GMB pays pursuant to directions from MSB hereunder.

          f. Items Drawn on GMB and Returned by MSB. (i) In the event that MSB shall return any item(s) drawn on GMB and any of the Transferred Accounts, MSB shall prepare and process its returns in MSB's normal fashion. In the event that such items are re-charged to GMB for any reason other than GMB's failure to comply with its obligations hereunder, GMB may then debit MSB's DDA for the amount of such item(s) re-charged to GMB, whereupon GMB and MSB shall cooperate in collection on such item.

               (ii) Any items that were credited for deposit to a Transferred Account or cashed against a Transferred Account at a
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 branch
sold to MSB on or before the Effective Date and are returned unpaid within six (6) months after the Effective Date ("Returned Items") will be handled as follows:

                    1. MSB Charge. If MSB's DDA is charged for the Returned Item, MSB will use its best efforts to obtain reimbursement from the account to which, or from the party to whom, the Returned Item was credited. If there are sufficient funds in the account to which such Returned Item was credited or any other accounts on deposit at a former branch of GMB or at any other branch office of MSB standing in the name of the party liable for such Returned Item, MSB will debit, if and to extent allowed by law, any or all of such accounts in an amount equal in the aggregate to the Returned Item. If those accounts do not contain funds sufficient to reimburse MSB fully, GMB will, upon notice from MSB, immediately repay to MSB the amount of the Returned Item and MSB will assign the Returned Item to GMB for collection.

               2. GMB Charge. If GMB is charged for the Returned Item and if there are sufficient funds in the account to which such Returned Item was credited or any other accounts on deposit a former GMB branch or at any other branch office of MSB standing in the name of the party liable for such Returned Item, MSB will debit, if and to the extent allowed by law, any or all of such accounts in an amount equal in the aggregate to the Returned Item and shall repay that amount to GMB. If there are not sufficient funds in the accounts, MSB will have no obligation to repay GMB unless and until MSB obtains reimbursement from the party liable for the Returned Item. GMB shall forward to MSB all Returned Items on the same business day that such Returned Items are received by GMB.
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          IN WITNESS WHEREOF, each of the parties has caused this
instrument to be executed on its behalf by its duly authorized officers and its corporate seal to be affixed hereto, as of January 12, 1996.

                              ARROW FINANCIAL CORPORATION

                              By: s/ Michael F. Massiano
                              Michael F. Massiano
                              President
                              250 Glen Street
                              Glens Falls, New York

                              ARROW VERMONT CORPORATION

                              By: s/ Michael F. Massiano
                              Michael F. Massiano
                              President
                              80 West Street
                              Rutland, Vermont

                              GREEN MOUNTAIN BANK

                              By: s/ John J. Murphy
                              John J. Murphy
                              Treasurer/Chief Financial Officer
                              80 West Street
                              Rutland, Vermont

                              MASCOMA MUTUAL HOLDING CORPORATION

                              By: s/ Stephen F. Christy
                              Stephen F. Christy
                              President
                              67 North Park Street
                              Lebanon, New Hampshire 03766

                              MASCOMA SAVINGS BANK:

                              By: s/ Stephen F. Christy
                              Stephen F. Christy
                              President
                              67 North Park Street
                              Lebanon, New Hampshire 03766
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LIST OF ATTACHMENTS

Exhibit A(3)    Furniture, Fixtures and Equipment


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